SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 18, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS RETURNS TO PROFITABILITY IN 1Q 2010;

EXPECTS 17% TO 23% REVENUE GROWTH IN Q2 OVER Q1

Hsinchu, Taiwan, May 18, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2010. All U.S. dollar figures in this release are based on the exchange rate of NT$31.73 against US$1.00 as of March 31, 2010.

Net revenue on a US GAAP basis for the first quarter of 2010 was NT$3,671.5 million or US$115.7 million, an increase of 2.3% from NT$3,589.8 million or US$113.1 million in the fourth quarter of 2009 and an increase of 61.0% from NT$2,280.7 million or US$71.9 million for the same period in 2009.

Net income attributable to ChipMOS on a US GAAP basis for the first quarter of 2010 was NT$268.7 million or US$8.5 million, and NT$3.33 or US$0.10 per basic common share, compared to net loss attributable to ChipMOS of NT$282.6 million or US$8.9 million, and NT$3.63 or US$0.11 per basic common share, for the fourth quarter of 2009. Net income attributable to ChipMOS under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$5.6 million or US$0.2 million and amortization of discount on convertible notes of NT$5.5 million or US$0.2 million for the first quarter of 2010 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million and amortization of discount on convertible notes of NT$13.4 million or US$0.4 million for the fourth quarter of 2009. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income attributable to ChipMOS for the first quarter of 2010 was NT$279.8 million or US$8.9 million, and NT$3.46 or US$0.11 per basic common share, compared to non-GAAP adjusted net loss attributable to ChipMOS of NT$319.9 million or US$10.1 million, and NT$4.11 or US$0.13 per basic common share in the fourth quarter of 2009.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2010 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This was another impressive quarter for us with impressive revenue growth, margin improvement, a higher overall utilization level, more favorable pricing and a return to profitability. Our active customer diversification and new business programs led to a 61% increase in revenue compared to the first quarter 2009. We currently have sufficient capacity on hand to support customer forecasts and expected higher utilization levels as we move through the year – both of which we expect to help drive further improvements in our gross margin. It has been a challenging downturn but we emerged in a strong position. Our efforts last year to restructure our balance sheet now give us the ability to support our expected growth in 2010. We are also gaining increased confidence in our outlook as we continue to benefit from the broader rebound in the semiconductor sector. We remain committed to these programs and efforts that we expect to help drive a higher valuation for all of our shareholders.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continue to lower operating costs and CapEx wherever opportunities exist, while concurrently working to enhance the efficiency of our operations and utilization levels with profitable loading programs. In the first quarter 2010, total capacity utilization improved to 72% from 66% in the fourth quarter 2009, with the most significant increase in LCD driver utilization to 79% in the first quarter 2010 from 50% in the fourth quarter 2009. Our balance of cash and cash equivalents improved to US$159.5 million as of March 31, 2010.”

Selected Operation Data

	1Q10		4Q09
Revenue by segment
Testing		38%		40%
Assembly		39%		40%
LCD Driver		23%		20%

Utilization by segment
Testing		56%		58%
Assembly		86%		83%
LCD Driver		79%		50%
Overall		72%		66%

CapEx	US$	27.0 million	US$	85.1 million
Testing		9%		96%
Assembly		4%		3%
LCD Driver		87%		1%

Depreciation and amortization expenses (US GAAP)	US$	52.4 million	US$	51.0 million

Second Quarter 2010 Outlook

Mr. Cheng continued, “Looking into the second quarter, we currently expect revenue to increase 17% to 23% compared to the first quarter 2010, with revenue growth in all of our product segments. We currently expect gross margin on a consolidated basis for the second quarter of 2010 to be in the range between -3% to +3%. The improvement in gross margin compared to the first quarter is primarily due to the significant growth in revenue. Our outlook is based on customer forecasts and the overall market environment. We continue to gain momentum in our business led by our new customer and business diversification efforts, and a previously major customer coming online again. We expect further improvements in our balance sheet as we focus on sustained profitability and when we receive the second tranche of cash consideration related to the sale of our Spansion claim. Overall, we are optimistic in our outlook for the second half of the year. We expect our business is capable of maintaining quarter on quarter growth throughout 2010 as we bring on additional LCD driver capacity from our previously announced transaction with Siliconware Precision Industries Co., Ltd, and as we benefit from forecast higher demand levels in our testing business.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2010 results on Tuesday, May 18, 2010 at 7:00PM ET (7:00AM, May 19, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 350229.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	115.7	113.1	71.9	115.7	113.1	71.9
Cost of Revenue	126.5	128.4	109.2	126.9	128.1	109.6

Gross Profit (Loss)	(10.8)	(15.3)	(37.3)	(11.2)	(15.0)	(37.7)

Other Operating Income	—	—	—	35.0	(0.7)	0.6
Operating Expenses
Research and Development	2.9	3.2	2.6	2.9	3.2	2.6
Sales and Marketing	0.4	(2.5)	22.4	0.4	(2.5)	22.4
General and Administrative	4.9	5.3	5.5	5.0	5.7	5.7
Other Operating Expenses	—	—	—	1.2	1.2	0.2

Total Operating Expenses	8.2	6.0	30.5	9.5	7.6	30.9

Income (Loss) from Operations	(19.0)	(21.3)	(67.8)	14.3	(23.3)	(68.0)

Non-Operating Income (Expenses), Net	26.4	8.6	(1.4)	(7.4)	10.2	(2.7)

Income (Loss) before Income Tax	7.4	(12.7)	(69.2)	6.9	(13.1)	(70.7)

Income Tax Benefit (Expense)	1.6	3.2	3.2	1.7	4.0	3.2

Net Income (Loss)	9.0	(9.5)	(66.0)	8.6	(9.1)	(67.5)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.1)	(0.1)	4.9	(0.1)	0.2	5.0

Net Income (Loss) Attributable to ChipMOS	8.9	(9.6)	(61.1)	8.5	(8.9)	(62.5)

Earnings (Loss) Per Share Attributable to ChipMOS -Basic	0.11	(0.12)	(0.74)	0.10	(0.11)	(0.76)

Shares Outstanding (in thousands)-Basic	80,804	77,885	82,692	80,804	77,885	82,692

Net Income (Loss) Attributable to ChipMOS -Diluted	0.3	(31.5)	(61.1)	(0.1)	(30.6)	(62.5)

Earnings (Loss) Per Share Attributable to ChipMOS -Diluted	0.00	(0.33)	(0.74)	(0.00)	(0.32)	(0.76)

Shares Outstanding (in thousands)-Diluted	108,453	94,866	82,692	108,453	94,866	82,692

Note:

(1) All U.S. dollar figures in this release are based on the exchange rate of NT$31.73 against US$1.00 as of Mar. 31, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	3,671.5	3,589.8	2,280.7	3,671.5	3,589.8	2,280.7
Cost of Revenue	4,012.6	4,076.1	3,464.8	4,026.2	4,065.9	3,477.8

Gross Profit (Loss)	(341.1)	(486.3)	(1,184.1)	(354.7)	(476.1)	(1,197.1)

Other Operating Income	—	—	—	1,109.4	(21.0)	18.9
Operating Expenses
Research and Development	92.6	100.6	82.9	92.6	100.6	82.9
Sales and Marketing	12.3	(78.2)	710.0	12.3	(78.2)	710.0
General and Administrative	155.3	166.6	173.1	158.2	179.8	181.9
Other Operating Expenses	—	—	—	39.1	40.1	5.8

Total Operating Expenses	260.2	189.0	966.0	302.2	242.3	980.6

Income (Loss) from Operations	(601.3)	(675.3)	(2,150.1)	452.5	(739.4)	(2,158.8)

Non-Operating Income (Expenses), Net	836.9	272.3	(45.5)	(233.9)	323.2	(85.4)

Income (Loss) before Income Tax	235.6	(403.0)	(2,195.6)	218.6	(416.2)	(2,244.2)

Income Tax Benefit (Expense)	49.9	102.9	101.1	52.6	127.3	103.0

Net Income (Loss)	285.5	(300.1)	(2,094.5)	271.2	(288.9)	(2,141.2)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(4.5)	(3.0)	155.4	(2.5)	6.3	157.2

Net Income (Loss) Attributable to ChipMOS	281.0	(303.1)	(1,939.1)	268.7	(282.6)	(1,984.0)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	3.48	(3.89)	(23.45)	3.33	(3.63)	(23.99)

Shares Outstanding (in thousands)-Basic	80,804	77,885	82,692	80,804	77,885	82,692

Net Income (Loss) Attributable to ChipMOS-Diluted	9.7	(1,000.4)	(1,939.1)	(2.5)	(970.2)	(1,984.0)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.09	(10.54)	(23.45)	(0.02)	(10.23)	(23.99)

Shares Outstanding (in thousands)-Diluted	108,453	94,866	82,692	108,453	94,866	82,692

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Mar. 31, 2010 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	8.5	(8.9)	(62.5)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(0.1)	(30.6)	(62.5)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	0.2	(1.6)	—
Amortization of discount on convertible notes(3)	0.2	0.4	0.8

Total Special Items	0.4	(1.2)	0.8

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	8.9	(10.1)	(61.7)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	(0.1)	(30.6)	(61.7)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.10	(0.11)	(0.76)

Adjustment for special items	0.01	(0.02)	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.11	(0.13)	(0.75)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.00)	(0.32)	(0.76)

Adjustment for special items	—	—	0.01

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.00)	(0.32)	(0.75)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.73 against US$1.00 as of Mar. 31, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted for the three months ended Mar. 31, 2010 and Dec. 31, 2009 already excludes non-cash special items for the changes in the fair value of the embedded derivative liabilities and non-cash amortization expense of discount on convertible notes.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
Net Revenue	115.7	113.1	71.9
Cost of Revenue	126.9	128.1	109.6

Gross Profit (Loss)	(11.2)	(15.0)	(37.7)

Other Operating Incomes	35.0	(0.7)	0.6
Operating Expenses
Research and Development	2.9	3.2	2.6
Sales and Marketing	0.4	(2.5)	22.4
General and Administrative	5.0	5.7	5.7
Other Operating Expenses	1.2	1.2	0.2

Total Operating Expenses	9.5	7.6	30.9

Income (Loss) from Operations	14.3	(23.3)	(68.0)

Non-Operating Income (Expenses), Net(2)	(7.0)	9.0	(1.9)

Income (Loss) before Income Tax (2)	7.3	(14.3)	(69.9)

Income Tax Benefit (Expense)	1.7	4.0	3.2

Net Income (Loss)(2)	9.0	(10.3)	(66.7)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.1)	0.2	5.0

Net Income (Loss) Attributable to ChipMOS-Basic (2)	8.9	(10.1)	(61.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	0.11	(0.13)	(0.75)

Shares Outstanding (in thousands)-Basic	80,804	77,885	82,692

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(0.1)	(30.6)	(61.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.00)	(0.32)	(0.75)

Shares Outstanding (in thousands)-Diluted	108,453	94,866	82,692

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.73 against US$1.00 as of Mar. 31, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$5.6 million or US$0.2 million and amortization of discount on convertible notes of NT$5.5 million or US$0.2 million for the three months ended Mar. 31, 2010, non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million and amortization of discount on convertible notes of NT$13.4 million or US$0.4 million for the three months ended Dec. 31, 2009, and amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Mar. 31, 2009. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Mar. 31, 2009 (Unaudited)	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Mar. 31, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	159.5	122.4	197.7	159.5	122.4	197.7
Financial Assets at Fair Value Through Profit or Loss	4.2	3.8	3.1	4.2	3.8	3.1
Available-for-Sale Financial Assets	—	—	—	—	3.2	3.2
Held-to-Maturity Financial Assets	—	—	7.9	—	—	7.9
Investments with no Active Market	—	3.2	3.2	—	—	—
Accounts and Notes Receivable	81.4	77.8	41.1	81.4	77.8	41.1
Inventories	27.2	27.2	26.7	27.2	27.2	25.5
Other Current Assets	39.1	31.3	30.9	38.9	31.2	30.9

Total Current Assets	311.4	265.7	310.6	311.2	265.6	309.4

Long-Term Investments	0.6	6.9	13.8	0.6	6.9	13.8
Property, Plant & Equipment-Net	631.1	654.6	696.8	621.4	645.3	689.1
Intangible Assets	3.2	3.2	3.5	3.2	3.2	3.5
Other Assets	30.1	26.3	22.7	32.1	28.1	22.2

Total Assets	976.4	956.7	1,047.4	968.5	949.1	1,038.0

LIABILITIES
Current Liabilities
Short-Term Loans	71.4	74.5	91.9	71.4	74.5	91.9
Current Portion of Long-Term Debts	109.2	49.0	205.7	109.2	49.0	203.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	29.0	29.6	15.5	29.0	29.6	15.5
Current Portion of Long-Term Lease Payable	25.3	25.9	—	25.3	25.9	—
Other Current Liabilities	52.4	39.2	31.8	52.4	39.2	31.8

Total Current Liabilities	287.3	218.2	344.9	287.3	218.2	343.0
Long-Term Liabilities
Long-Term Debts	315.8	375.8	300.5	315.8	375.8	300.5
Long-Term Lease Payable	40.2	45.8	—	40.2	45.8	—
Other Liabilities	3.3	3.3	7.9	12.1	12.0	14.0

Total Liabilities	646.6	643.1	653.3	655.4	651.8	657.5

EQUITY
Shareholders’ Equity
Capital Stock	0.9	0.9	0.9	0.9	0.9	0.9
Deferred Compensation	(0.2)	(0.3)	(0.6)	(0.3)	(0.4)	(1.2)
Capital Surplus	412.8	405.3	403.6	404.4	396.8	394.4
Retained Earnings (Accumulated Losses)	(161.8)	(170.7)	(92.6)	(161.0)	(169.4)	(88.6)
Treasury Stock	(2.8)	(2.6)	(0.5)	(2.8)	(2.6)	(0.5)
Cumulated Translation Adjustments	12.5	12.7	15.2	12.5	12.7	15.2
Unrecognized Pension Cost	—	—	—	(7.1)	(7.1)	(6.4)

Total Shareholders’ Equity	261.4	245.3	326.0	246.6	230.9	313.8

Noncontrolling Interests	68.4	68.3	68.1	66.5	66.4	66.7

Total Equity	329.8	313.6	394.1	313.1	297.3	380.5

Total Liabilities & Equity	976.4	956.7	1,047.4	968.5	949.1	1,038.0

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.73 against US$1.00 as of Mar. 31, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2010, Dec. 31, and Mar. 31, 2009

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Mar. 31, 2009 (Unaudited)	Mar. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Mar. 31, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,059.6	3,884.8	6,273.3	5,059.6	3,884.8	6,273.3
Financial Assets at Fair Value Through Profit or Loss	134.0	119.0	98.3	134.0	119.0	98.3
Available-for-Sale Financial Assets	—	—	—	—	100.0	100.0
Held-to-Maturity Financial Assets	—	—	250.0	—	—	250.0
Investments with no Active Market	—	100.0	100.0	—	—	—
Accounts and Notes Receivable	2,584.3	2,469.9	1,304.1	2,584.3	2,469.9	1,304.1
Inventories	863.7	862.1	846.8	864.6	863.1	811.4
Other Current Assets	1,239.4	995.4	981.3	1,233.2	989.2	979.2

Total Current Assets	9,881.0	8,431.2	9,853.8	9,875.7	8,426.0	9,816.3

Long-Term Investments	20.0	220.0	437.8	20.0	220.0	437.8

Property, Plant & Equipment-Net	20,023.0	20,769.0	22,110.2	19,714.9	20,474.4	21,865.8
Intangible Assets	101.6	102.8	110.8	101.6	102.8	110.8
Other Assets	956.3	833.2	720.8	1,018.5	893.2	705.1

Total Assets	30,981.9	30,356.2	33,233.4	30,730.7	30,116.4	32,935.8

LIABILITIES
Current Liabilities
Short-Term Loans	2,265.0	2,363.3	2,915.0	2,265.0	2,363.3	2,915.0
Current Portion of Long-Term Debts	3,466.0	1,554.0	6,528.9	3,466.0	1,554.0	6,466.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	920.7	939.2	490.9	920.7	939.2	490.9
Current Portion of Long-Term Lease Payable	800.9	821.2	—	800.9	821.2	—
Other Current Liabilities	1,663.5	1,243.8	1,010.3	1,663.5	1,243.8	1,010.4

Total Current Liabilities	9,116.1	6,921.5	10,945.1	9,116.1	6,921.5	10,882.9
Long-Term Liabilities
Long-Term Debts	10,020.2	11,923.8	9,535.2	10,020.2	11,923.8	9,535.2
Long-Term Lease Payable	1,276.6	1,453.8	—	1,276.6	1,453.8	—
Other Liabilities	104.1	104.9	249.5	382.7	383.7	444.3

Total Liabilities	20,517.0	20,404.0	20,729.8	20,795.6	20,682.8	20,862.4

EQUITY
Shareholders’ Equity
Capital Stock	29.9	27.6	27.6	29.9	27.6	27.6
Deferred Compensation	(6.2)	(8.7)	(20.7)	(8.0)	(12.8)	(39.3)
Capital Surplus	13,098.7	12,860.1	12,804.7	12,830.7	12,591.4	12,515.0
Retained Earnings (Accumulated Losses)	(5,136.0)	(5,417.0)	(2,937.4)	(5,108.4)	(5,377.2)	(2,810.8)
Treasury Stock	(90.9)	(81.7)	(15.7)	(90.9)	(81.7)	(15.7)
Cumulated Translation Adjustments	397.5	404.5	483.6	397.5	404.5	483.6
Unrecognized Pension Cost	—	—	—	(225.6)	(225.6)	(204.8)

Total Shareholders’ Equity	8,293.0	7,784.8	10,342.1	7,825.2	7,326.2	9,955.6

Noncontrolling Interests	2,171.9	2,167.4	2,161.5	2,109.9	2,107.4	2,117.8

Total Equity	10,464.9	9,952.2	12,503.6	9,935.1	9,433.6	12,073.4

Total Liabilities & Equity	30,981.9	30,356.2	33,233.4	30,730.7	30,116.4	32,935.8